Exhibit 99.1

GERDAU S.A.

MANAGEMENT REPORT

Dear Shareholders:

For Gerdau, 2012 was a period marked by challenges that were further exacerbated in the second half of the year by the deceleration in economic activity experienced in the economies where it has operations. The Company sought to rapidly adapt to market changes and the results of these actions are going to be observed in the medium term. In Brazil specifically a gradual improvement in profitability over the course of the year was observed.

In 2012, consolidated net sales was R$ 38.0 billion, 7% higher than in 2011. This performance occurred by improvement in net sales per tonne shipped, which offset the lower shipments.

In 2012, shipments totaled 18.6 tonnes, down 3% from the prior year, mainly due to the lower exports from Brazil, which were partially redirected to the domestic market, where shipments grew 5%. In addition, shipments of special steels were negatively impacted by the challenging scenario for heavy vehicles in Brazil and by the economic crisis in Europe. In this environment, crude steel production contracted by 4% to 18.9 million tonnes in 2012.

Consolidated EBITDA was R$ 4.2 billion in 2012, with EBITDA margin of 11%, down from 2011 due to the increase in costs outpacing the increase in net sales per tonne shipped.

Consolidated net income for the fiscal year was R$ 1.5 billion. Based on this result, the payment of dividends and interest on equity was approved in the amounts of R$ 408 million to the shareholders of Gerdau S.A. and of R$ 130 million to the shareholders of Metalúrgica Gerdau S.A.

Of the investment plan announced at the start of the year for the period 2012-2016, R$ 3.1 billion was invested, with the highlight the investments in the Ouro Branco Mill, where the installation of a rolling mill to produce coiled hot-rolled strips was concluded, marking Gerdau’s entry into the flat steel market.

Another investment highlight was the development of the mining project, which led the Company to become self-sufficient in its iron ore needs at the Ouro Branco Mill by the end of the year and to start exporting this product. The ongoing investments will increase the Company’s production capacity to 11.5 million tonnes in 2013, which will enable it increase its export shipments starting in 2014.

Profile

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. With over 45,000 employees, it has industrial operations in 14 countries - in the Americas, Europe and Asia - which together represent an installed capacity of over 25 million metric tons of steel per year. It is the largest recycler in Latin America and around the world it transforms, each year, millions of metric tons of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 140,000 shareholders, the Company is listed on the stock exchanges of São Paulo, New York and Madrid.

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World Steel Market

Steel Industry Production	Fiscal Year	Fiscal Year	Variation
(Million tons)	2012	2011	2012/2011
Crude Steel
Brazil	34.7	35.2	-1%
North America (except Mexico)	102.3	99.4	3%
Latin America (except Brazil)	32.2	32.4	-1%
China	716.5	694.8	3%
Others	632.2	638.5	-1%
Total[1]	1,517.9	1,500.3	1%

Source: worldsteel and Gerdau
(1) Figures represent approximately 98% of total production in 62 countries.

World steel production grew slightly in 2012 compared to 2011 to set a new record. China and North America registered growth in production compared to the previous year, driven by the gradual recovery in steel demand in these regions. China remained an important player in the international market, accounting for 47% of world steel production. Average capacity utilization in the world steel industry stood at 79% in 2012.

On October 11, 2012, World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2013, in which it estimated growth at 3.2%. Compared to the outlook published in April 2012, the forecasts for world steel consumption in 2013 were revised downward, mainly due to the economic crisis in Europe and the slower-than-expected growth in China. For 2013, worldsteel estimates growth in apparent steel consumption in developing economies of 3.7%, while developed economies should grow by 1.9%. Meanwhile, the NAFTA region is expected to register growth of 3.6% in apparent steel consumption in 2013.

Accounting Standards

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business Operations (BOs) of Gerdau

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) – includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

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•      North America (North America BO) – includes all North American operations, except Mexico and special steel;

•      Latin America (Latin America BO) – includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel (Special Steel BO) – includes the special steel operations in Brazil, Spain, United States and India.

I – CONSOLIDATED INFORMATION

Gerdau’s Performance in 2012

Production

Production	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2012	2011	2012/2011
Crude Steel (slabs/blooms/billets)
Brazil	7,204	7,573	-5%
North America	6,900	6,968	-1%
Latin America	1,840	1,718	7%
Special Steel	2,976	3,364	-12%
Total	18,920	19,623	-4%

•      In 2012, Gerdau’s crude steel production decreased from 2011, due to weaker demand in the markets where it operates, except for the domestic market of the Brazil BO and the Latin America BO.

•      In the Brazil BO in particular, the lower production was due to the reduction in export shipments, while demand from the domestic market remained strong.

Crude Steel Production

(in thousands of tonnes)

Shipments

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Consolidated Shipments ¹	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2012	2011	2012/2011
Brazil ²	7,299	7,649	-5%
Domestic Market	5,320	5,082	5%
Exports	1,979	2,567	-23%
North America	6,472	6,564	-1%
Latin America	2,707	2,641	2%
Special Steel	2,657	2,964	-10%
Eliminations and Adjustments	(541)	(654)
Total	18,594	19,164	-3%
1 - Excludes shipments to subsidiaries. 2 - Does not consider coking coal and coke shipments.

•	Consolidated shipments in 2012 decreased in all business operations, with the exception of the Latin America BO.

•

In the Brazil BO, although total shipments were down, shipments to the domestic market grew in the period, driven mainly by the healthy demand from the construction segment and industrial sector served by Gerdau. In view of this growth and the high price volatility in international markets, a portion of exports was redirected to the domestic market.

•

In the North America BO, shipments were relatively flat. The gradual recovery in shipments observed in the first nine months of the year was not sustained in the fourth quarter, due to uncertainty over fiscal policy in the United States and to the more severe winter in 2012 compared to 2011.

•

The Special Steel BO operations registered decreases in shipments of varying amounts. In Brazil, shipments were more impacted by the bringing forward of heavy vehicle production that occurred in 2011, ahead of the new Euro 5 regulations for diesel engines that took effect in January 2012. In Spain, the lower shipments reflected the effects from Europe’s economic crisis. In the United States, shipments were virtually flat, due to the continued healthy demand in this market.

•	Meanwhile, in the Latin America BO, shipments registered positive growth, led mainly by the operations in Chile and Peru.

Shipments by Business Operation in 2012 (18.6 million tonnes)	Shipments by Business Operation in 2011 (19.2 million tonnes)

Operating Results by Business Operation

Net Sales

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Net Sales	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	2012/2011
Brazil	14,100	13,932	1%
Domestic Market	11,841	10,561	12%
Exports ¹	2,259	3,371	-33%
North America	12,450	10,811	15%
Latin America	4,964	4,015	24%
Special Steel	7,389	7,517	-2%
Eliminations and Adjustments	(921)	(868)
Total	37,982	35,407	7%
1 - Includes coking coal and coke net sales.

•      In 2012, consolidated net sales grew in relation to 2011, mainly reflecting the increase in net sales per tonne shipped at all business operations, despite the reduction in shipments.

•      In absolute terms, the North America and Latin America BOs were the highlights to net sales growth in 2012 compared to 2011, mainly due to the higher net sales per tonne shipped, which were influenced by foreign exchange variation in the period. In the Brazil BO, although net sales remained virtually flat, the individual markets served performed differently. In the domestic market, the increases in both shipments and net sales per tonne shipped contributed to net sales growth, while exports registered reductions in both shipments and prices.

Cost of Goods Sold and Gross Margin

Cost of Goods Sold and Gross Margin		Fiscal Year	Fiscal Year	Variation
		2012	2011	2012/2011
Brazil	Net sales (R$ million)	14,100	13,932	1%
	Cost of goods sold (R$ million)	(11,630)	(11,624)	0%
	Gross profit (R$ million)	2,470	2,308	7%
	Gross margin (%)	18%	17%
North America	Net sales (R$ million)	12,450	10,811	15%
	Cost of goods sold (R$ million)	(11,453)	(9,682)	18%
	Gross profit (R$ million)	997	1,129	-12%
	Gross margin (%)	8%	10%
Latin America	Net sales (R$ million)	4,964	4,015	24%
	Cost of goods sold (R$ million)	(4,635)	(3,505)	32%
	Gross profit (R$ million)	329	510	-35%
	Gross margin (%)	7%	13%
Special Steel	Net sales (R$ million)	7,389	7,517	-2%
	Cost of goods sold (R$ million)	(6,421)	(6,371)	1%
	Gross profit (R$ million)	968	1,146	-16%
	Gross margin (%)	13%	15%
Eliminations	Net sales (R$ million)	(921)	(868)
and Adjustments	Cost of goods sold (R$ million)	905	884
	Gross profit (R$ million)	(16)	16
Consolidated	Net sales (R$ million)	37,982	35,407	7%
	Cost of goods sold (R$ million)	(33,234)	(30,298)	10%
	Gross profit (R$ million)	4,748	5,109	-7%
	Gross margin (%)	13%	14%

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•      On a consolidated basis, the increase in cost of goods sold in 2012 from 2011 is explained by the increase in prices of key raw materials, which exceeded the increase in net sales per tonne shipped. Moreover, the reduction in shipments led to the lower dilution of fixed costs. These factors led to a reduction in gross margin in 2012 compared to 2011.

•      At the North America and Latin America BOs, gross margin contracted due to the increase in costs of goods sold outpacing the increase in net sales, mainly due to the higher raw material prices. In the Special Steel BO, the gross margin contraction was mainly due to the lower shipments in the period.

•      In the Brazil BO, however, gross margin expanded due to the higher net sales per tonne shipped and higher shipments to the domestic market.

Operating Expenses

SG&A	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	2012/2011
Selling expenses	587	604	-3%
General and administrative expenses	1,884	1,798	5%
Total	2,471	2,402	3%
Net Sales	37,982	35,407	7%
% of net sales	7%	7%

•      Selling, general and administrative expenses as a ratio of net sales remained flat in 2012 compared to the prior year.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded sales of 1.1 million tonnes of steel in 2012 (based on their respective equity interests), in line with the previous year, for net sales of R$ 1.8 billion, 7% higher than in 2011.

•      Based on these companies’ results, equity income was a gain of R$ 8 million in 2012, versus a gain of R$ 63 million in 2011.

EBITDA

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Breakdown of Consolidated EBITDA ¹	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	2012/2011
Net income	1,496	2,098	-29%
Net financial result	789	528	49%
Provision for income and social contribution taxes	63	253	-75%
Depreciation and amortization	1,828	1,772	3%
EBITDA	4,176	4,651	-10%
EBITDA Margin	11%	13%

¹ Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	Fiscal Year	Fiscal Year
(R$ million)	2012	2011
EBITDA ¹	4,176	4,651
Depreciation and amortization	(1,828)	(1,772)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES²	2,348	2,879
¹ Non- accounting measurement adopted by the Company. ² Accounting measurement disclosed in consolidated Statements of Income.

•      Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) decreased in 2012 compared to 2011, accompanied by a contraction in EBITDA margin. This reduction is mainly explained by the lower gross profit (see the explanation in “Cost of Goods Sold and Gross Margin”) and lower equity income.

EBITDA by Business Operation		Fiscal Year	Fiscal Year	Variation
		2012	2011	2012/2011
Brazil	EBITDA (R$ million)	2,395	2,219	8%
	EBITDA margin (%)	17%	16%
North America	EBITDA (R$ million)	922	1,176	-22%
	EBITDA margin (%)	7%	11%
Latin America	EBITDA (R$ million)	180	412	-56%
	EBITDA margin (%)	4%	10%
Special Steel	EBITDA (R$ million)	1,073	1,159	-7%
	EBITDA margin (%)	15%	15%
Eliminations and Adjustments	EBITDA (R$ million)	(394)	(315)
Consolidated	EBITDA (R$ million)	4,176	4,651	-10%
	EBITDA margin (%)	11%	13%

•      In the Brazil BO, however, which accounted for 52% of consolidated EBITDA in 2012, EBITDA margin expanded due to the higher net sales per tonne shipped and higher shipments to the domestic market, as mentioned above. In the North America BO, which contributed 20% of consolidated EBITDA, EBITDA margin contracted 4 percentage points due to the lower gross margin, as mentioned above, and the lower equity income, particularly from Gallatin. In the Latin America BO, which accounted for 4% of consolidated EBITDA in 2012, EBITDA margin contracted due to the increase in cost of goods sold outpacing the increase in net sales, mainly due to the higher raw material prices. In the Special Steel BO, which represented the remaining 24% of consolidated EBITDA in the year, EBITDA margin remained flat.

Financial Result

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Financial Result	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	2012/2011
Financial income	317	456	-30%
Financial expenses	(953)	(971)	-2%
Exchange variation, net	(134)	52	-
Exchange variation on net investment hedge	(176)	-	-
Exchange variation - other lines	42	52	-19%
Gains (losses) on financial instruments, net	(19)	(65)	-71%
Financial Result	(789)	(528)	49%

•      In accordance with IFRS, the Company has designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this debt were fully recognized in shareholders’ equity, while the tax effects (income tax and social contribution) were recognized in income. As of 2Q12, to neutralize the volatility in net income, given that income tax is levied on the total exchange variation of the debt as from Brazil, the Company opted to change the amount of this debt designated as hedge. Therefore, the exchange variation on the amount of US$ 2.4 billion continues to be recognized in shareholders’ equity, while the exchange variation on the portion of US$ 0.8 billion is now recognized in income.

•      In 2012, the higher negative financial result  compared to 2011 is due to the lower financial income and the exchange variation loss on the net investment hedge position. Note that in the previous year, financial income was higher due to the increase in the cash balance resulting from the public share offering. As for the net investment hedge, the new amount designated as debt hedge occurred only as from 2Q12, and therefore did not impact the previous year.

Net Income

Net Income	Fiscal Year	Fiscal Year	Variation
(R$ million)	2012	2011	2012/2011
Income before taxes ¹	1,559	2,351	-34%
Income and social contribution taxes (IR/CS)	(63)	(253)	-75%
IR/CS on net investment hedge	134	164	-18%
IR/CS - other lines	(197)	(417)	-53%
Consolidated Net Income ¹	1,496	2,098	-29%
¹ Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income decreased in 2012 compared to 2011, mainly due to the lower operating and financial results.

Investments

•      In 2012, capital expenditure for fixed assets totaled R$ 3.1 billion. Of the total invested in the quarter, 71% was allocated to units in Brazil and the remaining 29% to units in other countries.

•      In Brazil, the main investments made were concentrated in Minas Gerais. In Ouro Branco mill were completed investments in hot rolled coil mill, with a capacity of 800 thousand tons per year, and started the production tests. Another highlight of that region investment was the

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development of the mining project, leading the Company to achieve self-sufficiency in iron ore by the end of the year and the start of exports that product. The ongoing investment will bring to the Company a capacity of 11.5 million tonnes of iron ore in 2013, allowing a higher level of exports from 2014.

•      At the other mills in Brazil, investments continued to be made in the continuous casting, the reheating furnace and the special steels rolling mill at the Pindamonhangaba Mill - São Paulo and in the rolling mill for wire rod and rebar at the Cosigua Mill - Rio de Janeiro.

•      In the United States, the investments were concluded in the new continuous casting that increased special steel production capacity at the mill in Monroe - Michigan and in the reheating furnace at the mill in Calvert City - Kentucky. We also have ongoing investments to increase the capacity to produce steel and rolled products at the mill in Midlothian - Texas and to increase the capacity to produce steel and rolled products as well as finishing capacity at two special steel mills.

•      In India, Gerdau started the operation of the blast furnace, a power generation plant of 6 megawatts that will use gas furnace, a sinter plant and a new special steel mill. During the year 2013 also will be operating two bar inspection lines. As for 2014, it is planned to implement a coke plant with an annual capacity of 200 thousand tons, and integrated to it, a power generation plant of 15 megawatts.

•      Given the uncertainty in the global economy, Gerdau has been selective in evaluating its future investment projects and has revised its investment plan for the 2013-2017 period to R$ 8.5 billion.

Working Capital and Cash Conversion Cycle

•     In December 2012, working capital increased 14% from December 2011, mainly due to the increase in inventories caused by exchange variation in the period and by the increase in raw material prices, while net sales remained relatively flat in 4Q12 in relation to 4Q11. As a result, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased by 13 days in relation to December 2011.

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Financial Liabilities

•  On December 31, 2012, the composition of gross debt (debt and debentures) was 20% in Brazilian real, 47% in foreign currency contracted by companies in Brazil and 33% in a variety of currencies contracted by subsidiaries abroad. Of this total, 18% was short-term and 82% was long-term debt. Gross debt increased by 7% from December 31, 2011, mainly due to the effects of exchange variation on foreign-denominated debt over the course of 2012 (mainly the 8.9% depreciation of the Brazilian real against the U.S. dollar).

•  The decrease in cash (cash, cash equivalents and investments) between December 2011 and December 2012 was mainly due to the debt payments, higher working capital needs and investments made during 2012. On December 31, 2012, 35% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•  Net debt (gross debt less cash) increased by 34% from December 31, 2011 to December 31, 2012, due to the decrease in cash and the increase in gross debt.

Indebtedness	12.31.2012	12.31.2011
(R$ million)
Short Term	2,583	1,757
Local Currency (Brazil)	652	821
Foreign Currency (Brazil)	469	243
Companies abroad	1,462	693
Long Term	12,086	11,927
Local Currency (Brazil)	2,240	2,383
Foreign Currency (Brazil)	6,422	6,462
Companies abroad	3,424	3,082
Gross Debt	14,669	13,684
Cash, cash equivalents and investments	2,497	4,578
Net Debt	12,172	9,106

•  On December 31, 2012, the nominal weighted average cost of gross debt was 6.1%, 7.3% for the portion denominated in Brazilian real, 5.9% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.8% for the portion contracted by subsidiaries abroad.

•  On December 31, the gross debt amortization schedule was as follows:

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Short Term	R$ million
1st quarter of 2013	772
2nd quarter of 2013	1,184
3rd quarter of 2013	239
4th quarter of 2013	388
Total	2,583
Long Term	R$ million
2014	1,086
2015	1,113
2016	326
2017 and after	9,561
Total	12,086

•  The Company’s main debt indicators are shown below:

Indicators	12.31.2012	12.31.2011
Gross debt / Total capitalization ¹	34%	34%
Net debt / Total capitalization ²	30%	25%
Gross debt / EBITDA ³	3.5x	2.9x
Net debt / EBITDA ³	2.9x	2.0x
EBITDA ³ / Financial expenses ³	3.9x	4.3x
EBITDA ³ / Net financial expenses ³	5.6x	7.4x
1 - Total capitalization = shareholders’ equity + gross debt
2 - Total capitalization = shareholders’ equity + net debt
3 - Last 12 months

Social and Environmental Responsibility

•  Gerdau meets the challenges of the present with an eye on the future, which is why it is always pursuing new business opportunities that can generate excellent profitability and ensure sustainable growth. Based on relationships of respect, integrity, transparency and the constant pursuit of mutual gains, the Company contributes to the development of its customers, suppliers, employees and surrounding communities, while creating value for its shareholders.

•  The Company’s history began in 1901, with a small nail factory in Porto Alegre, Rio Grande do Sul. Today, it is the leading producer of long steel in the Americas and one of the largest suppliers of special long steel in the world. Gerdau has industrial operations in 14 countries - in the Americas, Europe and Asia - and combined annual steel production capacity of over 25 million tonnes.

•  Gerdau’s business culture, which is formed by values, history and attitudes, is shared by its more than 45,000 employees and serves as the foundation for the Company’s century-long existence. Business knowledge, a results orientation, the continuous pursuit of customers’ needs, quality, commitment, integrity, safety, social responsibility and recognition are concepts that permeate Gerdau’s day-to-day activities and have helped the Company consolidate its position in the global steel industry.

•  Workplace safety is the foremost priority in all of Gerdau’s operations. The Company maintains a rigorous set of practices that comprise its Safety Management System, which

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include investments in technology, equipment and global management systems. In 2012, these investments totaled R$ 93 million, or 30% more than in the previous year.

•  Throughout its history, Gerdau has improved its social responsibility performance and incorporated the theme into its business strategy. Certain that the growth of its operations is directly related to the development of its business chain and of the communities where it operates, the Company has expanded, standardized and internationalized its practices in this field over the last few years. In 2012, a total of R$ 53 million was invested in 900 social projects implemented in 13 countries.

•  To Gerdau, recycling is not an environmental protection initiative, but is an integral part of its business strategy. Each year, the Company transforms more than 15 million tons of scrap into steel, making it the largest recycler in Latin America. The use of this raw material reduces the amount of material disposed of improperly, reduces the consumption of energy and other natural resources in the steel production process and minimizes CO2 emissions. Furthermore, the collection and processing of scrap create job opportunities through an extensive chain of small, medium and large entrepreneurs dedicated to this activity.

•  Gerdau’s commitment to the environment is reflected in its rigorous practices, which are certified by the ISO 14001 standard and comprise its Environmental Management System (SGA). Through the SGA, the Company monitors the entire steel production cycle, from the collection of raw material to the delivery of the final product and the disposal of co-products.

Value Added

•  In 2012, Gerdau companies generated consolidated value added of R$ 10.0 billion, 2% more than in 2011. This value is derived from the revenue generated by products and services, net of discounts granted, of R$ 39.6 billion, less R$ 29.6 billion in costs related to raw materials and consumer goods, outsourced services, depreciation, amortization, equity income, financial income and other items.

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Breakdown of Value Added

(R$10.0 billion)

Capital Markets and Corporate Governance

Liquidity and trading on stock exchanges

•  Through its three publicly held companies (Metalúrgica Gerdau S.A. and Gerdau S.A. in Brazil and Empresa Siderúrgica del Peru S.A.A. – Siderperú in Peru), Gerdau offers investors various investment alternatives on Brazilian and foreign stock exchanges. In 2012, these assets maintained high liquidity levels, with combined financial trading volume of R$ 71.2 billion (US$ 36.4 billion).

•  The shares of Metalúrgica Gerdau S.A. and Gerdau S.A. are components of the following stock indexes: BM&FBovespa Index (Ibovespa), Corporate Sustainability Index (ISE), Special Tag-Along Stock Index (ITAG), Industrial Sector Index (INDX), Brazil Index 50 (IBrX 50), Special Corporate Governance Stock Index (IGC) and Basic Materials Index (IMAT).

Dividends

•  Metalúrgica Gerdau S.A. and Gerdau S.A. have compensation policies that are clear and aligned with the market, providing for the distribution of at minimum 30% of adjusted net income per year, which exceeds the minimum required by Brazilian law of 25%.

•  In 2012, Metalúrgica Gerdau S.A. and Gerdau S.A. paid dividends and/or interest on equity of R$ 130 million (R$ 0.32 per share) and R$ 408 million (R$ 0.24 per share), respectively.

•  The charts below show the dividends and/or interest on equity approved relative to the net income for each fiscal year as well as the dividend yield, which is the ratio of the dividends paid per share to the share price at the close of the respective fiscal year.

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Metalúrgica Gerdau S.A. Dividends - Yield and Amount Approved	Gerdau S.A. Dividends - Yield and Amount Approved

Ownership Structure

•  Gerdau’s ownership structure in December 2012 is depicted below in simplified form:

Transparency and equality in investor relations

•      To meet the needs of its Long-Term Incentive Program, in January 2012, the Company repurchased a total of 2.7 million preferred shares, 1.4 million of which in the form of American Depositary Receipts (ADRs), at the average cost of R$ 16.68 per share.

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. held their Annual Shareholders Meetings on April 20 and 26, 2012, respectively. Nine directors were reelected at Metalúrgica Gerdau S.A. and two new directors were appointed by the non-controlling shareholders. The

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five members of the Board of Auditors were also reelected. At Gerdau S.A., shareholders reelected the nine members of the Board of Directors, as well as the three members of the Board of Auditors. More information is available at: http://ri.gerdau.com/?idioma=enu.

•      Aiming to improve the Company’s corporate governance, the boards of directors of the Gerdau companies approved, on May 2, 2012, the following new policies: Securities Trading, Risk Management and Related-Party Transactions. These policies are available on Gerdau’s website at: http://ri.gerdau.com/?idioma=enu.

•      In the IR Magazine Awards Brazil 2012, Gerdau’s investor relations work in 2011 was considered one of the five best in the categories Grand Prix Best IR Programs (Large Caps), Best IR Website (Large Caps) and Best Annual Report. The awards are sponsored by IR Magazine jointly with Revista RI and the Brazilian Investor Relations Institute (IBRI) and are based on a survey conducted with investors and capital market analysts.

•      Gerdau made a series of improvements to its Investor Relations website, which now offers new tools, content and services to investors as well as faster and easier access to information. The improvements to the website reinforce Gerdau’s commitment to offering its investors rapid and transparent service. To see the new website go to: http://ri.gerdau.com/?idioma=enu.

•      Gerdau was recognized by the 2012 edition of the ranking sponsored by the magazine Institutional Investor, in the Metals & Mining category for Latin American companies. The ranking is based on an annual survey of buy and sell side analysts and aims to identify the best IR, CEO and CFO professionals, as well as the best IR teams. This year Gerdau received the following recognitions:

1st Place – Best Investor Relations Team

2nd Place – Best CEO

1st Place – Best CFO

1st Place – Best Investor Relations Professional

Note: all results were based on the opinions of buy and sell side analysts.

To see the recognitions received by Gerdau go to:

http://ri.gerdau.com/static/enu/premios-reconhecimentos.asp?idioma=enu

•      In 2012, Gerdau was elected by “Guia Você S/A Exame” as the best company to work for in the metal and steel industry in Brazil. The annual guide recognizes companies for their excellence in maintaining good work environments and robust human resources practices. Created in 2007, it is one of the best and most respected surveys of organizational climate in Brazil.

•      For its safety practices, Gerdau received the “Safety and Health Excellence Recognition 2012” from the World Steel Association. The Company was recognized for its project “Safety Multipliers”, whose purpose is to conduct inspections, support team members and promote individual responsibility for safety at Gerdau. To select the best programs, worldsteel analyzed initiatives at 38 steel producers worldwide based on three criteria: incorporation of health and safety principles, impact on safety metrics and applicability at other companies. The award was presented at the 46th Annual Worldsteel Conference in New Delhi, India held in October 2012.

•      Gerdau was one of the winners of the 16th “Anefac-Fipecafi-Serasa Transparency Award” for its 2011 financial statements, marking the 13th consecutive time it has figured among the top ten companies presenting the best financial statements. Companies who entered were headquartered throughout Brazil and chosen from the 500 largest and best private

GERDAU S.A.	FL. 16

MANAGEMENT REPORT

companies in the areas of commerce, industry, and services, except financial services, as well as the 50 largest state-owned companies.

•      In November 2012, for the seventh consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected as components of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA. Being selected as a component of this index reflects the companies’ best practices in social responsibility and corporate sustainability and places them in the select group of companies that form this important indicator for Brazil’s stock market.

•      On December 31, 2012, the Chief Financial and Controller Officer and member of Gerdau’s Executive Committee, Osvaldo Burgos Schirmer, retired after 26 years of service to the Company. Since January 2013, the position has been held by André Pires de Oliveira Dias, previously Chief Financial Officer at the Long Steel North America Business Operation based in Tampa, Florida (USA). André Pires also became a member of Gerdau’s Executive Committee and assumed the position of Investor Relations Officer.

•      In order to maintain analysts and investors informed about Gerdau’s business, the company holds quarterly conference calls to discuss its quarterly earnings. These events present and comment on the quarterly results, which is followed by a question and answer session. In 2012, these events enjoyed the participation via telephone and internet of 1,912 participants.

•      The Investor Relations team received 1,519 requests for information from analysts during the year via telephone or e-mail, and 1,672 requests from individual investors.

•      In 2012, Gerdau held meetings in São Paulo and Porto Alegre sponsored by the Capital Market Professionals and Investors Association (Apimec) in which approximately 220 people participated. In addition to these events, the Company conducted non-deal roadshows in Brazil, the United States, Europe and Asia, as well as various visits to Gerdau’s industrial plants. These events included 502 meetings.

•     To keep analysts and investors informed about the performance of its business, Gerdau maintains permanent lines of communication and makes visits to its units, participates in conferences and gives presentations in various financial markets worldwide. The Company also maintains a website with specific information for individual investors and for managers of investment clubs, funds and portfolios. The Investor Relations team is available to provide information and clarifications on the Company’s business and performance via telephone (+55 51 3323-2703) or e-mail (inform@gerdau.com.br).

II – INFORMATION ON THE PARENT COMPANY

Gerdau S.A. is a publicly traded corporation headquartered in Rio de Janeiro, Rio de Janeiro. The Company’s activities include holding interests in other companies and producing and marketing steel products in the special steels segment.

Results

•      A substantial part of the results of Gerdau S.A. come from investments in subsidiaries and associate companies. In 2012, these investments generated equity income of R$ 1.7 billion. On December 31, 2012, these investments totaled R$ 29.0 billion, as follows:

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MANAGEMENT REPORT

Company	Stake	Investiment
		(R$ million)
Gerdau Internacional Empreendimentos Ltda.	61.9%	11,507
Gerdau Aços Longos S.A.	94.0%	7,579
Gerdau Açominas S.A.	94.0%	4,191
Gerdau Aços Especiais S.A.	95.9%	1,909
Gerdau América Latina Participações S.A.	94.2%	1,543
GTL Equity Investments Corp.	100.0%	699
Empresa Siderúrgica del Peru S.A.A.	86.7%	665
Itaguaí Com. Imp. e Export. Ltda.	100.0%	341
Dona Francisca Energética S.A.	51.8%	122
Others		440
Total		28,996

•      In 2012, the Company shipped 513,000 tonnes of steel products, which generated net sales of R$ 1.6 billion and cost of goods sold of R$ 1.4 billion. Gross margin in the year stood at 11%.

•      In fiscal year 2012, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 385 million, compared to negative R$ 420 million in 2011. The main factor behind the improvement in the financial result in 2012 was the lower exchange variation losses on liabilities pegged to foreign currencies, due to the depreciation in the Brazilian real against the U.S. dollar of 9% in 2012, compared to the depreciation of 13% in 2011.

•      Gerdau S.A. posted net income of R$ 1.4 billion for fiscal year 2012, equivalent to R$ 0.84 per outstanding share, mainly due to the result of equity income from subsidiaries and associate companies.

•      On December 31, 2012, the Company’s shareholders’ equity was R$ 27.2 billion, representing book value of R$ 16.02 per share.

•      Net debt (loans and financings, plus debentures, less cash, cash equivalents and investments) plus related parties stood at R$ 3.6 billion on December 31, 2012.

Dividends

•      Based on the results of 2012, Gerdau S.A. approved dividends and/or interest on equity of R$ 408 million (R$ 0.24 per share).

	Dividends	Per Share	Quantity of	Payment
Period	(R$ million)	(R$)	Shares (million)	Date
1º quarter	102	0.06	1,702	5/23/2012
2º quarter	153	0.09	1,702	8/23/2012
3º quarter	119	0.07	1,700	11/23/2012
4º quarter	34	0.02	1,700	3/14/2013
Total	408	0.24

•      In fiscal year 2012, the dividend yield (dividends per share/price of the preferred shares) of Gerdau S.A. was 1.3%, based on the share price on the last business day of 2012.

Liquidity and trading on stock exchanges

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•  Gerdau S.A. preferred stock (GGBR4) traded on the São Paulo Stock Exchange (BM&FBOVESPA) registered financial trading volume of R$ 31.1 billion (US$ 16.0 billion) in 2012, and ranked second in terms of liquidity among the assets issued by Gerdau companies traded in the several stock exchanges, accounting for 44.1% of financial volume in the year. Its stock is a component of various stock indexes and is the 11th most liquid stock on the Bovespa Index (Ibovespa), with a weighting of 2.5% in the index portfolio valid for the period from January to April 2013.

•  The ADRs (GGB) representing preferred shares of Gerdau S.A. were the  most traded security of Gerdau companies in 2012, accounting for US$ 16.9 billion in financial volume, and for 46.3% of the total volume of shares traded in the period, in the several stock exchanges. In the year, Gerdau S.A. figured among the five most heavily traded Brazilian companies listed on the New York Stock Exchange.

•  In last five years, the trajectory of the price of the preferred stock of Gerdau S.A. traded on the BM&FBOVESPA and NYSE was as follows:

BM&FBOVESPA	NEW YORK STOCK EXCHANGE
(Base=100)	(Base=100)

•  On the Madrid Stock Exchange (Latibex), the preferred stock of Gerdau S.A. (XGGB) was traded regularly, with a total of 0.8 million shares traded, for financial trading volume of around € 5.7 million.

•  On December 31, 2012, Brazilian institutional investors accounted for 12.1% of the capital stock of Gerdau S.A. Foreign investors (including ADRs) accounted for 32.2%. The remaining 54.6% of the capital was held by other shareholders, of which 42.5% by the controlling shareholders and 12.1% by other investors. Another 1.1% of the capital was held in treasury.

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Share Buyback

•  To meet the needs of its Long-Term Incentive Program, in January 2012, the Company repurchased a total of 2.7 million preferred shares, 1.4 million of which in the form of American Depositary Receipts (ADRs), at the average cost of R$ 16.68 per share.

Relationship with Independent Auditors

•  For the purposes of compliance with CVM Instruction 381/2003, Gerdau S.A. informs that PriceWaterhouseCoopers, the Company’s independent auditor, did not provide any services other than those related to the external audit during fiscal year 2012. The Company’s policy for hiring any services from the independent auditor unrelated to the external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

III – ACKNOWLEDGMENT

• Lastly, the Company would like to thank its customers, suppliers, representatives, shareholders, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

IV – DECLARATION OF THE OFFICERS

• In accordance with Article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the opinions expressed in the Independent Auditors’ report of the Financial Statements issued on this date and with the Financial Statements for the fiscal year ended December 31, 2012.

Rio de Janeiro, February 19, 2013

THE MANAGEMENT

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GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 and 2011

In thousands of Brazilian reais (R$)

	2012	2011
CURRENT ASSETS
Cash and cash equivalents	1,437,235	1,476,599
Short-term investments
Held for Trading	1,059,605	3,095,359
Available for sale	-	6,290
Trade accounts receivable - net	3,695,381	3,602,748
Inventories	9,021,542	8,059,427
Tax credits	936,748	815,983
Unrealized gains on derivatives	-	140
Other current assets	259,886	262,603
	16,410,397	17,319,149
NON-CURRENT ASSETS
Available for sale securities	-	-
Tax credits	119,582	389,035
Deferred income taxes	2,210,300	1,547,967
Related parties	132,478	111,955
Unrealized gains on derivatives	-	-
Judicial deposits	922,578	713,480
Other non-current assets	214,878	201,989
Prepaid pension cost	553,095	533,740
Advance for capital increase in jointly-controlled entity	-	65,254
Investments in associates and jointly-controlled entities	1,425,605	1,355,291
Other investments	16,252	19,366
Goodwill	10,033,396	9,155,789
Other Intangibles	1,364,416	1,273,708
Property, plant and equipment, net	19,690,181	17,295,071
	36,682,761	32,662,645
TOTAL ASSETS	53,093,158	49,981,794

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GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	2012	2011
CURRENT LIABILITIES
Trade accounts payable	3,059,684	3,212,163
Short-term debt	2,324,374	1,715,305
Debentures	257,979	41,688
Taxes payable	528,698	591,983
Payroll and related liabilities	558,634	617,432
Dividends payable	47,379	136,391
Employee benefits	53,930	40,199
Environmental liabilities	24,536	31,798
Unrealized losses on derivatives	1,535	314
Put options on non-controlling interests	607,760	-
Other current liabilities	358,673	389,728
	7,823,182	6,777,001
NON-CURRENT LIABILITIES
Long-term debt	11,725,868	11,182,290
Debentures	360,334	744,245
Related parties	15	6
Deferred income taxes	1,795,963	1,858,725
Unrealized losses on derivatives	6,664	5,013
Provision for tax, civil and labor liabilities	1,081,381	907,718
Environmental liabilities	42,395	36,621
Employee benefits	1,187,621	1,089,784
Put options on non-controlling interests	-	533,544
Other non-current liabilities	271,818	327,044
	16,472,059	16,684,990
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(290,240)	(237,199)
Capital reserves	11,597	11,597
Retained earnings	9,647,587	8,635,239
Other reserves	(1,372,521)	(2,661,349)
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	27,245,604	24,997,469

NON-CONTROLLING INTERESTS	1,552,313	1,522,334

EQUITY	28,797,917	26,519,803

TOTAL LIABILITIES AND EQUITY	53,093,158	49,981,794

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GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	2012	2011

NET SALES	37,981,668	35,406,780
Cost of sales	(33,234,102)	(30,298,232)

GROSS PROFIT	4,747,566	5,108,548

Selling expenses	(587,369)	(603,747)
General and administrative expenses	(1,884,306)	(1,797,937)
Reversal of impairment of assets	-	-
Other operating income	244,414	195,015
Other operating expenses	(180,453)	(85,533)
Equity in earnings of unconsolidated companies	8,353	62,662

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,348,205	2,879,008

Financial income	316,611	455,802
Financial expenses	(952,679)	(970,457)
Exchange variations, net	(134,128)	51,757
Gain and losses on derivatives, net	(18,547)	(65,438)

NET INCOME BEFORE TAXES	1,559,462	2,350,672

Income and social contribution taxes
Current	(316,271)	(519,843)
Deferred	253,049	266,747

NET INCOME	1,496,240	2,097,576

ATTRIBUTED TO:
Owners of the parent	1,425,633	2,005,727
Non-controlling interests	70,607	91,849
	1,496,240	2,097,576

Basic earnings per share - preferred and common	0.84	1.22

Diluted earnings per share - preferred and common	0.84	1.22

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GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2012 and 2011

In thousands of  Brazilian reais (R$)

	2012	2011

Cash flows from operating activities
Net income for the year	1,496,240	2,097,576
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,827,499	1,771,881
(Reversal) Impairment of assets	-	-
Equity in earnings of unconsolidated companies	(8,353)	(62,662)
Exchange variation, net	134,128	(51,757)
Losses (Gains) on derivatives, net	18,547	65,438
Post-employment benefits	38,665	15,882
Stock based remuneration	36,699	13,974
Income tax	63,222	253,096
Losses (Gains) on disposal of property, plant and equipment and investments	7,890	21,006
Gains on available for sale securities	-	(28,073)
Allowance for doubtful accounts	50,084	42,980
Provision for tax, labor and civil claims	171,264	261,024
Interest income on investments	(155,638)	(265,766)
Interest expense on loans	811,416	828,106
Interest on loans with related parties	(1,594)	(4,388)
Provision for net realisable value adjustment in inventory	141,121	56,999
Reversal of net realisable value adjustment in inventory	(86,710)	(122,877)
	4,544,480	4,892,439
Changes in assets and liabilities:
Decrease (Increase) in trade accounts receivable	168,134	(203,041)
(Increase) Decrease in inventories	(264,366)	(681,604)
(Decrease) Increase in trade accounts payable	(522,870)	1,121,433
(Increase) Decrease in other receivables	(664,819)	(415,192)
Decrease in other payables	(320,209)	(127,854)
Distributions from jointly-controlled entities	47,667	61,150
Purchases of trading securities	(2,060,511)	(6,113,717)
Proceeds from maturities and sales of trading securities	4,444,636	4,384,832
Cash provided by operating activities	5,372,142	2,918,446

Interest paid on loans and financing	(698,070)	(726,360)
Income and social contribution taxes paid	(335,328)	(482,068)
Net cash provided by operating activities	4,338,744	1,710,018

Cash flows from investing activities
Additions to property, plant and equipment	(3,127,256)	(1,961,379)
Proceeds from sales of property, plant and equipment, investments and other intangibles	35,334	11,473
Additions to other intangibles	(156,805)	(141,666)
Advance for capital increase in jointly-controlled entity	(206,214)	(74,785)
Payment for business acquisitions, net of cash of acquired entities	-	-
Purchases of available for sale securities	-	(723,285)
Proceeds from sales of available for sale securities	-	778,484
Cash and cash equivalents consolidated in business combinations	16,916	-
Net cash used in investing activities	(3,438,025)	(2,111,158)

Cash flows from financing activities
Capital increase	-	3,874,329
Effects of capital reduction in subsidiary	(116,685)	-
Purchase of treasury shares	(44,932)	(85,262)
Proceeds from exercise of shares	5,269	7,168
Dividends and interest on capital paid	(523,076)	(550,706)
Payment of loans and financing fees	-	(25,530)
Proceeds from loans and financing	1,767,350	1,378,637
Repayment of loans and financing	(2,105,228)	(3,781,247)
Intercompany loans, net	(18,992)	(90,325)
Payment for acquisition of additional interest in subsidiaries	-	-
Net cash provided by /(used in) financing activities	(1,036,294)	727,064

Exchange variation on cash and cash equivalents	90,908	89,641

Increase (Decrease) in cash and cash equivalents	(39,364)	415,565
Cash and cash equivalents at beginning of year	1,476,599	1,061,034
Cash and cash equivalents at end of year	1,437,235	1,476,599